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                                  GO2NET, INC.
                                1301 FIFTH AVENUE
                                   SUITE 3320
                                SEATTLE, WA 98101


                                              March 21, 1997

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re: go2net, Inc. - Registration Statement on Form 8-A (File No. 000-22047)

Ladies and Gentlemen:

     We are writing to apply for the withdrawal of the Registration Statement on Form 8-A (Reg. No. 000-22047) (the "Form 8-A") of go2net, Inc. (the "Company"). The Form 8-A was filed on January 24, 1997 with the expectation that the Company's Registration Statement on Form S-1 (Reg. No. 333-19051) with respect to the registration under the Securities Act of 1933 of up to 1,825,000 shares of the Company's common stock would be effective within 60 days of the filing of the Form 8-A, and that the effective date of the Form 8-A would be accelerated to the effective date of the Registration Statement on Form S-1 referenced above. However, the Registration Statement on Form S-1 will not be effective within such 60 day period, and the Company hereby respectfully requests that the Commission consent to the withdrawal of the Form 8-A, such that in the event the Registration Statement in Form S-1 referenced above is declared effective, the Company will be able to have filed a Registration Statement on Form 8-A which may be declared effective concurrently therewith. The Company believes that such withdrawal is consistent with the public interest and the protection of investors.

     The Company would be pleased to provide additional information to the Commission to the extent it has subsequent questions or comments. Kindly address any such questions or comments to Michael J. Riccio, Jr. or Joseph Listengart of Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110, telephone number (617) 951-6600.

                                       go2net, Inc.



                                       By:  /s/ Manuel Rubio
                                          -------------------------------------
                                           Manuel Rubio, Director and Secretary